Exhibit 1

Media Relations Jorge Pérez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52(81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52(81) 8888-4136 ir@cemex.com

CEMEX REPORTS THIRD-QUARTER 2012 RESULTS

MONTERREY, MEXICO, OCTOBER 15, 2012– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that consolidated net sales reached U.S.$3.9 billion during the third quarter of 2012, an increase of 2% on a like-to-like basis for the ongoing operations and adjusting for currency fluctuations, versus the comparable period in 2011. Operating EBITDA increased by 9% during the quarter to U.S.$730 million versus the same period in 2011. On a like-to-like basis, operating EBITDA increased by 13% in the same period.

CEMEX’s Consolidated Third-Quarter 2012 Financial and Operational Highlights

•	The increase in consolidated net sales on a like-to-like basis was due to higher prices in local currency terms in most of our regions.

•	Operating income in the third quarter increased by 35%, to U.S.$410 million.

•	Operating EBITDA increased during the quarter by 9% and, on a like-to-like basis, by 13%.

•	Operating EBITDA margin grew by 1.8 percentage points on a year-over-year basis reaching 18.7%.

•	The infrastructure and residential sectors were the main drivers of demand in most of our markets.

•	Free cash flow after maintenance capital expenditures for the quarter was U.S.$204 million, compared with U.S.$102 million in the same quarter of 2011.

Fernando A. González, Executive Vice President of Finance and Administration, said: “We are pleased with our 13% growth in operating EBITDA, on a like-to-like basis, on the back of a 2% percent growth in consolidated net sales. This is the highest EBITDA generation since the third quarter of 2009 and the fifth consecutive quarter with a year-over-year EBITDA increase.

An improvement in pricing and volume in several of our regions as well as the continued success of our transformation effort has led to the highest operating EBITDA margin in three years. We are particularly pleased with the quarterly performance of our operations in Mexico, United States and the South, Central America and the Caribbean and Asia regions.

During the quarter we successfully completed the refinancing of our August 2009 Financing Agreement. Earlier this month, we also issued U.S.$1.5 billion dollars in senior secured notes. We will use the proceeds from these notes to satisfy the U.S.$1 billion dollar March 2013 prepayment milestone and the U.S.$500 million amortization due in February 2014 under the new Facilities Agreement. With these prepayments, we will have no significant maturities until February of 2014.

Also, during the quarter we signed a 10-year strategic agreement with IBM. Under this agreement, IBM will provide finance, accounting, and human-resource back-office services, as well as IT infrastructure, application development and maintenance services. We expect this agreement will result in approximately U.S.$1 billion in savings during the life of the contract.

We also remain focused on our transformation process and expect an incremental improvement of 200 million dollars in our steady-state EBITDA during 2012, reaching a run rate of 400 million dollars by the end of this year.”

Consolidated Corporate Results

During the third quarter of 2012, controlling interest net income was a loss of U.S.$203 million, an improvement over the loss of U.S.$730 million in the same period last year.

Total debt plus perpetual notes increased U.S.$14 million during the quarter.

Geographical Markets Third-Quarter 2012 Highlights

Net sales in our operations in Mexico increased 2% in the third quarter of 2012 to U.S.$875 million, compared with U.S.$856 million in the third quarter of 2011. Operating EBITDA increased by 9% to U.S.$313 million versus the same period of last year.

CEMEX’s operations in the United States reported net sales of U.S.$826 million in the third quarter of 2012, up 12% from the same period in 2011. Operating EBITDA increased to U.S.$27 million in the quarter, versus the loss of U.S.$11 million in the same quarter of 2011.

In Northern Europe, net sales for the third quarter of 2012 decreased 15% to U.S.$1,105 million, compared with U.S.$1,302 million in the third quarter of 2011. Operating EBITDA was U.S.$143 million for the quarter, 18% lower than the same period last year.

Third-quarter net sales in the Mediterranean region were U.S.$342 million, 19% lower compared with U.S.$425 million during the third quarter of 2011. Operating EBITDA decreased 5% to U.S.$99 million for the quarter versus the comparable period in 2011.

CEMEX’s operations in South, Central America and the Caribbean reported net sales of U.S.$520 million during the third quarter of 2012, representing an increase of 15% over the same period of 2011. Operating EBITDA increased 25% to U.S.$177 million in the third quarter of 2012, from U.S.$142 million in the third quarter of 2011.

Operations in Asia reported a 2% increase in net sales for the third quarter of 2012, to U.S.$133 million, versus the third quarter of 2011, and operating EBITDA for the quarter was U.S.$28 million, up 46% from the same period last year.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.